LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


RECEIVED
JUN 06 2003
187
PROCESSING
SECTION

04 June 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 2054
USA


03022729

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 6/19

cc. Mr. Brian Teitelbaum (Citibank)



A Member of The MUI Group

3 June 2003

LAURA ASHLEY HOLDINGS plc
("the Company")

The Company received notification on 2 June 2003 from Insight Investment Management Limited dated 20 May 2003 that HBOS plc and its subsidiaries have a material interest in 25,750,000 ordinary shares representing 3.45% of the issued share capital of the Company. The shares are registered in the name of HSBC Global Custody Nominees (UK) Ltd in 4 separate accounts designated as Fund SJP RF32 (8,440,000 ordinary shares) Fund SJP RF 42 (5,320,000 ordinary shares), Fund SPJI RF 59 (1,510,000 ordinary shares) Fund SJP1 RF62 (10,480,000 ordinary shares).